UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. _______)*

VITRO DIAGNOSTICS, INC..

(Name of Issuer)

              COMMON STOCK

 (Title of Class of Securities)

                   928501 303

 (CUSIP Number)

James R. Musick, President

12635 E. Montview Blvd. # 218
Aurora, CO  80045
                  (tel)  (720) 859-4120

(Name, Address, and Telephone Number of Person Authorized to

Receive Notices and Communications)

                  April 30, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   [    ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 928501 303

(1) Names of Reporting Persons, S.S. or I.R.S. Identification Nos. of Above Persons

     JOHN D. GIBBS

(2) Check the Appropriate Box if a Member (a) [   ] of a Group* (b) [   ]

(3) SEC Use Only

(4) Source of Funds*      IN

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6) Citizenship or Place of Organization

     U.S.A.

Number of Shares	(7) Sole Voting Power 1,925,000
Beneficially Owned	(8) Shared Voting Power
by Each Reporting	(9) Sole Dispositive Power 1,925,000
Person With	(10)Shared Dispositive Power

(11) Aggregate Amount Beneficially Owned by Each Reporting Person

       1,575,000 shares

(12) Check if the Aggregate Amount in the Row (11) Excludes Certain Shares* [ ]

(13) Percent of Class Represented by Amount in Row (11)      12.6%

(14) Type of Reporting Person*              IN

          *SEE INSTRUCTION BEFORE FILLING OUT!

ITEM 1. SECURITY AND ISSUER

           The class of securities to which this statement relates is common stock, par value $.001 per share (the "Common Stock") of Vitro Diagnostics, Inc., a Nevada corporation (the “Company”).  The address and principal executive offices of the Company is 12635 E. Montview Blvd., # 218, Aurora, CO  80045.

ITEM 2.  IDENTITY AND BACKGROUND

             (a)-(c)     John D. Gibbs, 807 Wood N Creek Road, Ardmore, OK  73401 is _______________

             (d)-(f)     The natural person referred to above is a United States Citizen.  During the last five years, he has not been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, except as follows:  None.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          Mr. Gibbs acquired all of the securities of the Company that he owns, for cash consideration of $175,000.  He purchased 875,000 shares of common stock and 700,000 Class A Warrants for aggregate consideration of $87,500; and upon exercise of the Class A Warrants purchased 700,000 shares of common stock and 350,000 Class B Warrants for aggregate consideration of $87,500. Mr. Gibbs used personal funds in connection with his purchase of the securities of the Company.

ITEM 4.  PURPOSE OF TRANSACTION

Effective January 31, 2008, Mr. Gibbs and two other investors entered into a Common Stock and Warrant Purchase Agreement with the Company (the “Agreement) pursuant to which the Company completed a private placement of 1,250,000 shares of its common stock and warrants to purchase 1,000,000 additional shares of common stock to the three investors. As an investor under the Agreement, Mr. Gibbs participated to the extent of 70% of the securities offered and sold. The securities were sold as units (the "Units") at a price of $0.10 per Unit, with the Investor purchasing an aggregate of 1,250,000 Units for gross proceeds of $125,000. Each Unit consisted of one (1) share of common stock and eight-tenths (8/10) of one Class A Warrant for a total of 1,250,000 shares of common stock and 1,000,000 Class A Warrants. The transaction was not registered under the Securities Act of 1933, as amended, which we refer to as the 1933 Act.

Mr. Gibbs disclaims that he and the other investors under the Agreement were acting as a group within the meaning of Rule 13d-5(b) under the Exchange Act; and Mr. Gibbs disclaims beneficial ownership of any securities acquired or to be acquired by the other investors under the Agreement for all purposes under the Exchange Act.

The Class A Warrants granted the Investor the right to purchase one (1) share of common stock and one-half (1/2) B Warrant at an exercise price of $0.25 per share. The Class A Warrants were exercisable immediately and remain exercisable for a period of 90 days from the Closing Date. The Class A Warrants must be exercised if the Company demonstrates the distribution of stem cell-derived beta islets to potential customers not later than April 15, 2008. All of the Class A Warrants have been exercised to purchase an aggregate of 1,000,000 shares of common stock, of which Mr.  Gibbs acquired 70%, or 700,000 shares and Class B Warrants exercisable to purchase an additional 350,000 shares. Each Class B Warrant grants the Investor the right to purchase one (1) share of common stock and one (1) Class C Warrant at an exercise price of $0.25 per share. The Class B Warrants are exercisable upon the exercise of the Class A Warrants and remain exercisable for a period of seven months from the Closing Date, or until August 31, 2008. The Class B Warrants must be exercised if the Company can demonstrate sales of stem cell-derived beta islets in an amount of at least $30,000 for the three months ended July 31, 2008. Each Class C Warrant grants the Investor the right to purchase one (1) share of common stock at an exercise price of $0.25 per share. The Class C Warrants are exercisable upon the exercise of the Class B Warrants and remain exercisable for a period of ten months from the Closing Date and must be exercised if the Company can demonstrate sales of stem cell-derived beta islets in an amount of at least $100,000 for the three months ended October 31, 2008.

             The securities of the Company were acquired by Mr. Gibbs for investment.  Mr. Gibbs reserves the right to acquire additional shares of the Company’s common stock, either in open market purchases should a public trading market for its shares develop or in private transactions.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a)     At the close of business on May 19, 2008, Mr. Gibbs beneficially owned directly 1,575,000  shares of common stock and Class B Warrants exercisable to purchase an additional 350,000 shares of common stock at an exercise price of $.25 per share.

          Mr. Gibbs would be deemed the beneficial owner, within the meaning of Rule 13d-3 under the Exchange Act, of an aggregate of 1,925,000 shares of common stock.  The securities represent 12.6% of the issued and outstanding shares of common stock of the Company, before giving effect to the possible sale of additional shares of common stock by the Company.  The foregoing is based upon 14,931,681 shares of common stock issued and outstanding as of May 21, 2008.

         (b)     Mr. Gibbs has the sole dispositive power with respect to all of the shares of common stock identified in Item 5(a) above.

         (c)     For a discussion of all acquisitions of securities of the Company by Mr. Gibbs during the past 60 days, see Item 4 above.

          Mr. Gibbs has not sold any shares of common stock during the past 60 days.

(d)

Not applicable

(e)

Not applicable

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

  See Item 4 above.

Pursuant to the terms of the Agreement, the investors have the right to designate one person to serve as a member of the Company’s Board of Directors.  As of the date of this report, that right has not been exercised.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

10.1

Common Stock  and  Warrant Purchase Agreement dated January 31, 2008 (Incorporated by reference from  the Company’s Current Report on Form 8-K dated February 5, 2008, as  filed with the Commission on February 6, 2008)

10.2

Form of Class B Warrant (filed herewith).

SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 27, 2008 (Date)
_/s/ John D. Gibbs (Signature)
John D. Gibbs (Name/Title)